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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*

                           The Female Health Company
                  ------------------------------------------
                                (Name of Issuer)

                       Common Stock, $0.01 par value
                  ------------------------------------------
                         (Title of Class of Securities)

                                  314462 10 2
                  ------------------------------------------
                                (CUSIP Number)

                              Stephen M. Dearholt
        741 N. Milwaukee Street, Suite 500, Milwaukee, Wisconsin 53202
        --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                March 25, 1999
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            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 314462 10 2                                    PAGE   OF    PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stephen M. Dearholt
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Wisconsin, USA
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,261,555
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          226,229
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,261,555

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          226,229
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,487,784
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.4%
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      TYPE OF REPORTING PERSON*
14
      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Mr. Dearholt has disclosed his ownership of The Female Health Company's (the "Company") Common Stock ("Issuer Common Stock") to the Company; in turn, that ownership has been reported in certain of the Company's proxy statements. This filing is being made to address his independent filing obligations under Section 13(d) of the Securities Exchange Act of 1934, as amended.

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Item 1.   Security and Issuer
-------   -------------------

     This statement relates to the Common Stock, par value $0.01 per share (the "Issuer Common Stock"), of The Female Health Company, a Wisconsin corporation (the "Company"). The principal executive offices of the Company are located at 875 North Michigan Avenue, Suite 3660, Chicago, Illinois 60611.

Item 2.   Identity and Background
-------   -----------------------

(a)-(c) and (f)

     This Schedule 13D is filed on behalf of Stephen M. Dearholt, a Wisconsin resident individual and a United States citizen ("Mr. Dearholt"). Mr. Dearholt is co-founder of and a partner in Response Marketing, a privately held life insurance marketing organization. Mr. Dearholt has been a director of the Company since 1996. The principal address of Mr. Dearholt is 741 N. Milwaukee St., Suite 500, Milwaukee, Wisconsin 53202.

(d) and (e)

     During the last five years, Mr. Dearholt has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Information called for by Item 2 for persons with whom Mr. Dearholt shares voting power for shares of Issuer Common Stock will be provided by amendment, if applicable.

Item 3.   Source and Amount of Funds or Other Consideration
-------   -------------------------------------------------

     From August 28, 1990 through the present, Mr. Dearholt has purchased an aggregate of 260,075 (12,000 shares of which were sold in October, 1998) shares of the Issuer Common Stock in open market transactions. Such shares were purchased for cash, obtained from personal investment funds.

     On November 21, 1995, an affiliate of Mr. Dearholt loaned $1,000,000 to the Company. Mr. Dearholt guaranteed the Company's repayment of the loan. The Company granted Mr. Dearholt a warrant to purchase 10,000 shares of Issuer Common Stock in connection therewith. The warrant contains certain anti-dilution rights that entitle Mr. Dearholt to purchase a number of shares of Issuer Common Stock equal to 0.14% of the issued and outstanding shares of Issuer Common Stock (including as outstanding shares any shares issuable upon exercise or conversion of any warrants, rights, options or securities) on the date the warrant is exercised.

     On March 25, 1996, Mr. Dearholt loaned the Company $1,000,000 to fund the Company's working capital needs and to fund operating losses. The loan by

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Mr. Dearholt was made from personal investment funds. Through the loan of such funds by Mr. Dearholt and the extension of such loan, the Company has issued Mr. Dearholt warrants to purchase an aggregate of 800,000 shares of Issuer Common Stock.

     On various dates since July 31, 1990, Mr. Dearholt has purchased 6,200 shares of Issuer Common Stock for the benefit of Mr. Dearholt's self-directed IRA. These shares of Issuer Common Stock for Mr. Dearholt were purchased with cash deferred from Mr. Dearholt's income.

     On various dates since August 13, 1990, Mr. Dearholt has purchased 69,500 shares of Issuer Common Stock for the benefit of the Dearholt, Inc. Profit Sharing Plan. These shares of Issuer Common Stock were purchased with cash contributed by Dearholt, Inc. to the Profit Sharing Plan for the benefit of the employees of Dearholt, Inc.

     On various dates since August 1, 1991, Mr. Dearholt has purchased an aggregate of 18,100 shares of Issuer Common Stock for the benefit of his minor child. These shares of Issuer Common Stock were purchased with cash obtained from personal investment funds.

     On various dates since February 20, 1994, the Mary C. Dearholt Trust, of which Mr. Dearholt is co-trustee, has purchased an aggregate of 141,240 shares of Issuer Common Stock. These shares of Issuer Common Stock were purchased with cash from such trust's investment funds.

     On various dates since October 27, 1992, North Central Trust has purchased an aggregate of 9,680 shares of Issuer Common Stock for the Response Marketing Money Purchase Plan. North Central Trust has the sole power to vote and dispose of the shares held in this plan. Mr. Dearholt is a co-founder of and a partner in Response Marketing. The shares of Issuer Common Stock were purchased with cash contributed by Response Marketing for the benefit of its employees.

     On May 31, 1996, the Phoenix Healthcare Group Limited Partnership dissolved and distributed 18,100 shares of Issuer Common Stock to the James W. Dearholt Trust of which Mr. Dearholt is a co-trustee with a sibling. The James W. Dearholt Trust was a limited partner in the Phoenix Healthcare Group Limited Partnership. The interest in the limited partnership was purchased with cash from such trust's investment funds.

     On July 27, 1997, the Mary C. Dearholt Trust purchased 60,000 shares of the Company's Class A Convertible Preferred Stock - Series 1 at a price of $2.50 per share, which represented the per share price offered to all subscribers in the private placement offering of these shares. The shares of the Company's Preferred Stock were purchased with cash obtained from such trust's investment funds.

     On October 5, 1998, the Company issued 6,889 shares of Issuer Common Stock to the Mary C. Dearholt Trust in lieu of paying interest in cash on the 60,000 shares of preferred stock owned by the Mary C. Dearholt Trust.

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     On February 12, 1999, Mr. Dearholt loaned the Company $250,000 to fund the
Company's working capital needs. The loan by Mr. Dearholt was made from personal investment funds. The Company granted Mr. Dearholt a warrant to purchase 50,000 shares of Issuer Common Stock in connection therewith.

Item 4.   Purpose of Transaction
-------   ----------------------

     Mr. Dearholt has been a long time investor in the Company, with his investment in the Company having been acquired, and continuing to be acquired, for investment purposes.

     On April 22, 1996, Mr. Dearholt was elected by the Company to its Board of Directors. Mr. Dearholt did not solicit a seat on the Company's board but accepted when offered a board position.

     Other than the foregoing, Mr. Dearholt has no plans or proposals which would result in the acquisition or disposition of Issuer Common Stock or for any other action that should be enumerated in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer
-------   ------------------------------------

                                 Amount of Beneficial Ownership
Name of Beneficial Owner            Shares          Percent
Stephen M. Dearholt (1)(2)        1,487,784          12.4%

     (1) Includes options to purchase 50,000 shares (which are currently exercisable) granted pursuant to the terms of the Company's Outside Director Stock Option Plan.

     (2) Includes 248,075 shares owned directly by Mr. Dearholt and warrants to purchase 860,000 shares which are currently exercisable. Also includes the following shares which Mr. Dearholt may be deemed to beneficially own:
     69,500 shares held by the Dearholt, Inc. Profit Sharing Plan; 9,680 shares held by the Response Marketing Money Purchase Plan; 6,200 shares held in a self-directed IRA; 148,129 shares held by the Mary C. Dearholt Trust of which Mr. Dearholt, a sibling and his mother are trustees; 18,100 shares held by Mr. Dearholt's minor child; 18,100 shares held by the James W. Dearholt Trust of which Mr. Dearholt is a co-trustee with a sibling, and 60,000 shares of preferred stock held by the Mary C. Dearholt Trust that are convertible share-for-share into Issuer Common Stock. Mr. Dearholt shares the power to vote and dispose of 226,229 shares of Issuer Common Stock (including 60,000 shares of Preferred Stock convertible into Issuer Common Stock) held by the Mary C. Dearholt Trust and the James W. Dearholt Trust. Mr. Dearholt has sole power to vote and dispose of the remaining shares of Issuer Common Stock reported herein, except that North Central Trust has the sole power to vote and dispose of the 9,680 shares of Issuer Common Stock held by the Response Marketing Money Purchase Plan.

     On March 25, 1996, the Company borrowed $1,000,000 from Mr. Dearholt under a one year note payable in full March 25, 1997 with interest at 12% payable monthly. As part of this transaction, the Company issued a warrant to Mr. Dearholt which entitles him to purchase 200,000 shares of Issuer Common Stock at $3.10 per share, which represented the average trading price of Issuer Common Stock for the five trading days prior to the originally scheduled closing date for the transaction. The warrant expires upon the earlier of its exercise or 2002. The note was repaid by issuance of a new promissory note due March 25, 1998, a replacement note due March 25, 1999 and a subsequent replacement note due on March 25, 2000. The one outstanding promissory note is now payable in full on March 25, 2000 and bears interest at 12% per annum payable monthly. The note proceeds were initially used by the Company to provide working capital needed to fund the initial stages of the Company's U.S. marketing campaign and to fund operating losses. The borrowing transactions were effected in the form of a promissory note from the Company to Mr. Dearholt and related Note Purchase
and Warrant Agreements and Stock Issuance Agreements.   The Company has issued
an additional warrant to purchase 200,000 shares of Issuer Common Stock each time a new promissory note was issued to Mr. Dearholt at exercise prices of $1.848, $2.25 and $1.16 per share, respectively, and have expiration dates of March 25, 2004, 2006 and 2008, respectively. Under the only Stock Issuance Agreement currently in effect with respect to this financing and extensions thereof, if the Company fails to repay the $1,000,000 under the outstanding note when due, the Company must issue 200,000 shares of Issuer Common Stock to Mr. Dearholt. The Company also granted Mr. Dearholt certain securities registration rights for the Issuer Common Stock he receives from the Company under the warrants or the Stock Issuance Agreement. When Mr. Dearholt agreed to extend the formerly outstanding promissory note for an additional one year term to be due and payable on March 25, 2000, the Company extended the term of certain warrants held by Mr. Dearholt which were to expire on March 25, 2001 to March 25, 2002.

     On February 12, 1999, the Company borrowed $250,000 from Mr. Dearholt under a one year note payable in full February 12, 2000 with interest at 12% payable monthly. As part of this transaction, the Company issued a warrant to Mr. Dearholt which entitles him to purchase 50,000 shares of Issuer Common Stock at $1.248 per share (the average of the last bid and ask prices as quoted through the NASDAQ Work Station II on February 12, 1999, less a discount of 20% of said average). The borrowing transaction was effected in the form of a promissory note from the Company to Mr. Dearholt and related Note Purchase and Warrant Agreement and Stock Issuance Agreement. The warrant expires upon the earlier of its exercise or February 12, 2007. Under the Stock Issuance Agreement, if the Company fails to repay the $250,000 under the note when due, the Company must issue 50,000 shares of Issuer Common Stock to Mr. Dearholt. The Company also granted Mr. Dearholt certain securities registration rights for the Issuer Common Stock he receives from the Company under the warrant or the Stock Issuance Agreement.

     Mr. Dearholt purchased, in the market, an aggregate of 10,000 shares of Issuer Common Stock on April 19, 1999, at $1.375 per share. All shares were purchased solely for investment purposes.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
-------   ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

          See the relationships and arrangements discussed in Items 3 and 5. If applicable, future information will be filed by amendment.

Item 7.   Material to be Filed as Exhibits
-------   --------------------------------

Exhibit No.
-----------

1         Warrant to purchase shares of Issuer Common Stock issued to Stephen M.
          Dearholt dated as of November 21, 1995.*

2 Warrant to purchase up to 200,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of March 25, 1996.*

3 Warrant to purchase up to 200,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of March 25, 1997.*

4 Warrant to purchase up to 200,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of March 25, 1998.*

5         Note Purchase and Warrant Agreement between the Company and Stephen M.
          Dearholt dated March 25, 1998.*

6 Stock Issuance Agreement between the Company and Stephen M. Dearholt dated as of March 25, 1998.*

7. Warrant to purchase up to 50,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of February 12, 1999.**

8.        Note Purchase and Warrant Agreement between the Company and Stephen M.
          Dearholt dated February 12, 1999.**

9. Stock Issuance Agreement between the Company and Stephen M. Dearholt dated as of February 12, 1999.**

10. Warrant to purchase up to 200,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of March 25, 1999.**

11. Note Purchase and Warrant Agreement between the Company and Stephen M. Dearholt dated March 25, 1999.**

12. Stock Issuance Agreement between the Company and Stephen M. Dearholt dated as of March 25, 1999.**

 *Previously filed with Amendment No. 1 to Schedule 13D on January 14, 1999. **To be filed by amendment.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/ Stephen M. Dearholt
                              ---------------------------------
                              Stephen M. Dearholt


                              Dated:  May 7, 1999